Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley Health Sciences Trust

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Health Sciences Trust were transferred to Invesco Health Sciences Fund.

For
7,005,879.471
Withhold
393,913.973
Abstain
459,409.102